Exhibit 99.4

TD Bank Group Reports Third Quarter 2023 Results Earnings News Release • Three and nine months ended July 31, 2023

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited third quarter 2023 Report to Shareholders for the three and nine months ended July 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 23, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.57, compared with $1.75.
•	Adjusted diluted earnings per share were $1.99, compared with $2.09.
•	Reported net income was $2,963 million, compared with $3,214 million.
•	Adjusted net income was $3,731 million, compared with $3,813 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2023, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.11, compared with $5.85.
•	Adjusted diluted earnings per share were $6.16, compared with $6.18.
•	Reported net income was $7,896 million, compared with $10,758 million.
•	Adjusted net income was $11,638 million, compared with $11,360 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $88 million ($75 million after-tax or 4 cents per share), compared with $58 million ($52 million after-tax or 3 cents per share) in the third quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $54 million ($44 million after-tax or 2 cents per share), compared with $23 million ($20 million after-tax or 1 cent per share) in the third quarter last year.

•

Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction, of $227 million ($168 million after-tax or 9 cents per share), compared with $29 million ($22 million after-tax or 1 cent per share) in the third quarter last year.

•	Payment related to the termination of the First Horizon transaction of $306 million ($306 million after-tax or 17 cents per share).
•	Impact of strategy to mitigate interest rate volatility to closing capital related to the terminated First Horizon transaction:
–	Net loss of $114 million ($86 million after-tax or 5 cents per share), compared with $678 million ($505 million after-tax or 28 cents per share) in the third quarter last year.
–	After termination of the merger agreement, net loss of $63 million ($48 million after-tax or 3 cents per share).
•	Impact of retroactive tax legislation on payment card clearing services of $57 million ($41 million after-tax or 2 cents per share).

TORONTO, August 24, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2023. Reported earnings were $3.0 billion, down 8% compared with the third quarter last year, and adjusted earnings were $3.7 billion, down 2%.

“TD delivered strong revenue growth in the quarter and demonstrated the value of its diversified business mix in a challenging economic environment,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “Investments across our business further strengthened the Bank’s ability to deliver legendary experiences to more than 27 million customers.”

Canadian Personal and Commercial Banking delivered strong results on continued loan and deposit growth

Canadian Personal and Commercial Banking net income was $1,655 million, a decline of 1% compared to the third quarter last year. The decrease primarily reflects higher provisions for credit losses (PCL), partially offset by revenue growth. Revenue was $4,570 million, an increase of 7%, reflecting volume growth and higher margins. The segment delivered its eighth consecutive quarter of positive operating leverage.

Canadian Personal and Commercial Banking maintained its position as a leading core deposit franchise, driven in part by strong account openings, including a record quarter for New to Canada account openings. Strong credit card customer acquisition and continued loan growth in personal and business banking also contributed to the segment’s momentum. This quarter, TD further enhanced its collaboration with global brands including its sponsorship of the Toronto Blue Jays. The Toronto Blue Jays added the TD shield to their iconic jersey and the Bank is developing exclusive in-game benefits for TD credit cardholders. In addition, TD’s Canadian mobile banking app was ranked “Highest in Customer Satisfaction” by J.D. Power in recognition of overall customer satisfaction for navigation, speed, visual appeal, and content.1

The U.S. Retail Bank delivered strong loan growth and resilient personal and business deposits

U.S. Retail reported net income of $1,314 million, a decrease of 9% (12% in U.S. dollars) compared with the third quarter last year. On an adjusted basis, net income was $1,377 million, a decline of 6% (9% in U.S. dollars). Reported net income included acquisition and integration-related charges for the terminated First

[1]

J.D. Power 2023 Canada Banking Mobile App Satisfaction Study; 2023 CIBC and TD Canada Trust rank highest in a tie in banking mobile app satisfaction, each with a score of 641. Visit jdpower.com/business/awards for more details

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 1

Horizon Corporation (“First Horizon”) transaction of $84 million or US$63 million ($63 million or US$48 million after-tax). TD Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $191 million in earnings, a decrease of 34% (37% in U.S. dollars) compared with the third quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,123 million (US$842 million), a decrease of 3% (a decrease of 6% in U.S. dollars) from the third quarter last year, primarily reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue. On an adjusted basis, net income was $1,186 million (US$890 million), an increase of 1% (a decrease of 3% in U.S. dollars) from the third quarter last year, due to higher revenue which was partially offset by higher expenses, and higher PCL as credit conditions continue to normalize.

The U.S. Retail Bank delivered another strong quarter, with personal loan growth of 11%, and business loan growth of 9%, reflecting new customer acquisition and deepening relationships in core franchise businesses. Total personal and business deposit balances remained resilient in a challenging environment, further strengthened by strong account acquisition in chequing and term deposits.

TD Bank, America’s Most Convenient Bank® (TD AMCB) now serves over 10 million customers, including those being served by three new stores in low- and moderate-income areas in Charlotte, North Carolina and Tampa, Florida, reflective of TD’s commitment to reinvesting in communities. This quarter TD AMCB continued to execute on its wealth strategy, renovating existing stores to better facilitate advice conversations with customers. TD AMCB was also recognized with the top score of 100 in the 2023 Disability Equality Index for the ninth consecutive year and TD Auto Finance was proud to be ranked “Highest in Dealer Satisfaction among Non-Captive Lenders with Prime Credit” for the fourth consecutive year in the J.D. Power 2023 U.S. Dealer Financing Satisfaction Study.2

Wealth Management and Insurance delivered strong operating momentum

Wealth Management and Insurance net income was $504 million, a decrease of 12% compared with the third quarter last year, reflecting the impact of more severe weather-related events and lower transaction revenue in Wealth Management. Revenue increased 1% in the quarter, demonstrating the strength of the segment’s diversified business model, as higher insurance revenue and net interest income helped offset the impact of trading normalization.

This quarter, the Wealth Management business continued to gain market share, with TD Financial Planning expanding the fastest among the Big 5 Banks,3 and TD Asset Management extending its position as the leading Canadian Institutional asset manager.4 TD Direct Investing maintained its #1 position across key categories, including Total Accounts, Revenue, Trades, and Assets Under Administration, with record growth in share of gross new accounts.5 TD Insurance opened its 25th Auto Centre location, further extending its competitive advantage through legendary customer experiences in a market impacted by supply chain and inflationary pressures.

Strong performance and growth across Wholesale Banking including TD Cowen

Wholesale Banking reported net income for the quarter was $272 million, relatively flat compared to the third quarter last year. This reflects record revenue and higher non-interest expenses, which include acquisition and integration costs, and reflects the first full quarter of revenues from TD Cowen. On an adjusted basis, net income was $377 million, an increase of $106 million, or 39%. Revenue increased 46%, reflecting the benefits of the Cowen Inc. acquisition as well as growth in Global Markets and Corporate and Investment Banking.

The integration of the Cowen Inc. acquisition, which closed on March 1, 2023, remains on track and will accelerate Wholesale Banking’s U.S. dollar growth strategy. The combined organization delivers an expanded product and service offering, increased depth in key business lines, greater scale and high-quality talent.

Capital

TD’s Common Equity Tier 1 Capital ratio was 15.2%.

Conclusion

“As we look ahead, TD is in a position of strength, with a growing franchise and a strong capital position,” added Masrani. “I’d like to thank our more than 95,000 TD bankers across our global footprint for continuing to deliver on our purpose to enrich the lives of our customers, colleagues and communities every day.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 3.

[2]	J.D. Power 2023 U.S. Dealer Financing Satisfaction Study. Visit jdpower.com/business/awards for more details
[3]

Big 5 Banks defined as The Toronto-Dominion Bank, Royal Bank of Canada, Bank of Montreal, Bank of Nova Scotia and Canadian Imperial Bank of Commerce. Investor Economics | A division of ISS Market Intelligence. Mass Affluent Service Models, December 2022

[4]	Investor Economics | A division of ISS Market Intelligence. Money Manager Advisory Service Spring 2023
[5]	Investor Economics | A division of ISS Market Intelligence. Retail Brokerage and Distribution Quarterly Update, Spring 2023

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions”, “Significant and Subsequent Events, and Pending Acquisitions”, “Significant and Subsequent Events” or “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Results of operations
Total revenue – reported	$12,779	$12,366	$10,925	$37,371	$33,469
Total revenue – adjusted[1]	13,013	12,539	11,603	38,654	33,923
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177
Non-interest expenses – reported	7,582	6,987	6,096	22,885	18,096
Non-interest expenses – adjusted[1]	6,953	6,693	6,033	20,187	17,929
Net income – reported	2,963	3,351	3,214	7,896	10,758

Net income – adjusted[1]	3,731	3,752	3,813	11,638	11,360
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$867.8	$849.6	$790.8	$867.8	$790.8
Total assets	1,887.1	1,926.5	1,840.8	1,887.1	1,840.8
Total deposits	1,159.5	1,189.4	1,201.7	1,159.5	1,201.7
Total equity	112.7	116.1	102.6	112.7	102.6

Total risk-weighted assets[2]	544.9	549.4	495.7	544.9	495.7
Financial ratios
Return on common equity (ROE) – reported[3]	11.2%	12.5%	13.5%	9.9%	15.1%
Return on common equity – adjusted[1]	14.1	14.1	16.1	14.8	15.9
Return on tangible common equity (ROTCE)[1]	15.1	16.8	18.4	13.3	20.4
Return on tangible common equity – adjusted[1]	18.6	18.5	21.6	19.5	21.2
Efficiency ratio – reported[3]	59.3	56.5	55.8	61.2	54.1
Efficiency ratio – adjusted[1,3]	53.4	53.4	52.0	52.2	52.9

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.35	0.28	0.17	0.32	0.08
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.57	$1.72	$1.76	$4.12	$5.86
Diluted	1.57	1.72	1.75	4.11	5.85
Dividends per share	0.96	0.96	0.89	2.88	2.67
Book value per share[3]	55.50	57.04	52.54	55.50	52.54
Closing share price[4]	86.96	82.07	83.18	86.96	83.18
Shares outstanding (millions)
Average basic	1,834.8	1,828.3	1,804.5	1,827.9	1,810.0
Average diluted	1,836.3	1,830.3	1,807.1	1,829.9	1,813.3
End of period	1,827.5	1,838.5	1,813.1	1,827.5	1,813.1
Market capitalization (billions of Canadian dollars)	$158.9	$150.9	$150.8	$158.9	$150.8
Dividend yield[3]	4.7%	4.5%	4.0%	4.5%	3.8%
Dividend payout ratio[3]	60.9	55.8	50.6	69.8	45.5
Price-earnings ratio[3]	11.3	10.4	10.6	11.3	10.6

Total shareholder return (1 year)[3]	9.4	(7.5)	4.2	9.4	4.2
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$1.99	$1.94	$2.09	$6.17	$6.19
Diluted	1.99	1.94	2.09	6.16	6.18
Dividend payout ratio	48.1%	49.5%	42.5%	46.7%	43.1%

Price-earnings ratio	10.4	9.7	10.0	10.4	10.0
Capital ratios[2]
Common Equity Tier 1 Capital ratio	15.2%	15.3%	14.9%	15.2%	14.9%
Tier 1 Capital ratio	17.2	17.3	16.3	17.2	16.3
Total Capital ratio	19.6	19.7	18.8	19.6	18.8
Leverage ratio	4.6	4.6	4.3	4.6	4.3
TLAC ratio	35.0	34.2	32.0	35.0	32.0

TLAC Leverage ratio	9.3	9.0	8.5	9.3	8.5

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the third quarter of 2023 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the third quarter of 2023 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange closing market price.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 4

SIGNIFICANT EVENTS

a) Acquisition of Cowen Inc.

On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.

The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million).

b) Termination of the Merger Agreement with First Horizon Corporation

On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a $306 million (US$225 million) cash payment to First Horizon on May 5, 2023. The termination payment is recognized in non-interest expenses in the current quarter and is reported in the Corporate segment.

In connection with the transaction, the Bank had invested US$494 million in non-voting First Horizon preferred stock. During the prior quarter, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in other comprehensive income. On June 26, 2023, in accordance with the terms of the preferred share purchase agreement, the preferred stock converted into approximately 19.7 million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) in other comprehensive income based on First Horizon’s common share price at the time of conversion.

The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

Prior to the termination of the merger agreement on May 4, 2023, for the three months and nine months ended July 31, 2023, the Bank reported ($125) million and ($1,386) million, respectively, in non-interest income related to the mark-to-market on the swaps, and $11 million and $262 million, respectively, in net interest income related to the basis adjustment amortization. In addition, for the three months and nine months ended July 31, 2023, the Bank reported $23 million and $585 million, respectively, in non-interest income related to the net interest earned on the swaps.

Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments using new swaps entered into at higher market rates. Income recognized from this strategy will reverse over time causing a decrease to net interest income. During the period, the decrease to net interest income was $63 million recorded in the Corporate segment.

The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in accumulated other comprehensive income.

c) Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate

On December 15, 2022, Bill C-32, Fall Economic Statement Implementation Act, 2022, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.

The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.

The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.

d) Stanford Litigation Settlement

In the US Rotstain v. Trustmark National Bank, et al. action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”), pursuant to which the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax) in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation and IDA Agreement

On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. For further details, refer to Note 7 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements.

On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.

On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to US$5 billion of fixed rate obligations by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.

During the third quarter of 2023, Schwab exercised its option to buy down $3.3 billion (US$2.4 billion) of fixed rate obligations and paid $151 million (US$112 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement, which is intended to compensate the Bank for losses incurred this quarter from discontinuing certain hedging relationships, and lost revenues. The net impact is recorded in net interest income.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 6

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$7,289	$7,428	$7,044	$22,450	$19,723

Non-interest income	5,490	4,938	3,881	14,921	13,746
Total revenue	12,779	12,366	10,925	37,371	33,469
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177

Non-interest expenses	7,582	6,987	6,096	22,885	18,096
Income before income taxes and share of net income from investment in Schwab	3,508	3,976	3,649	9,728	12,746
Provision for (recovery of) income taxes	727	866	703	2,540	2,689

Share of net income from investment in Schwab	182	241	268	708	701
Net income – reported	2,963	3,351	3,214	7,896	10,758

Preferred dividends and distributions on other equity instruments	74	210	43	367	152
Net income available to common shareholders	$2,889	$3,141	$3,171	$7,529	$10,606

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results. For further details refer to the “Significant Events” or “Financial Results Overview” sections.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Operating results – adjusted
Net interest income[6]	$7,364	$7,610	$7,001	$22,836	$19,680

Non-interest income[1,6]	5,649	4,929	4,602	15,818	14,243
Total revenue	13,013	12,539	11,603	38,654	33,923
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177

Non-interest expenses[2]	6,953	6,693	6,033	20,187	17,929
Income before income taxes and share of net income from investment in Schwab	4,371	4,443	4,390	13,709	13,367
Provision for (recovery of) income taxes	868	974	892	2,910	2,848

Share of net income from investment in Schwab[3]	228	283	315	839	841
Net income – adjusted	3,731	3,752	3,813	11,638	11,360

Preferred dividends and distributions on other equity instruments	74	210	43	367	152
Net income available to common shareholders – adjusted	3,657	3,542	3,770	11,271	11,208
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(88)	(79)	(58)	(221)	(185)
Acquisition and integration charges related to the Schwab transaction[5]	(54)	(30)	(23)	(118)	(93)
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction[2]	(227)	(227)	(29)	(581)	(29)
Payment related to the termination of the First Horizon transaction[2]	(306)	–	–	(306)	–
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction[6] – before termination	(114)	(134)	(678)	(1,124)	(678)
– After termination of the merger agreement	(63)	–	–	(63)	–
Impact of retroactive tax legislation on payment card clearing services[1]	(57)	–	–	(57)	–
Litigation (settlement)/recovery[1,2]	–	(39)	–	(1,642)	224
Less: Impact of income taxes
Amortization of acquired intangibles	(13)	(12)	(6)	(33)	(20)
Acquisition and integration charges related to the Schwab transaction[5]	(10)	(4)	(3)	(20)	(14)
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction	(59)	(48)	(7)	(138)	(7)
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction – before termination	(28)	(33)	(173)	(277)	(173)
– After termination of the merger agreement	(15)	–	–	(15)	–
Impact of retroactive tax legislation on payment card clearing services	(16)	–	–	(16)	–
Litigation (settlement)/recovery	–	(11)	–	(456)	55

CRD and federal tax rate increase for fiscal 2022[7]	–	–	–	585	–
Total adjustments for items of note	(768)	(401)	(599)	(3,742)	(602)
Net income available to common shareholders – reported	$2,889	$3,141	$3,171	$7,529	$10,606

[1]	Adjusted non-interest income excludes the following items of note:
i.	Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment;
ii.

Settlement of TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada pursuant to which the Bank recovered losses resulting from the previous resolution of proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by Scott Rothstein – Q2 2022: $224 million, reported in the U.S. Retail segment; and

iii.	Impact of retroactive tax legislation on payment card clearing services – Q3 2023: $57 million, reported in the Corporate segment.

[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.

Amortization of acquired intangibles – Q3 2023: $58 million, Q2 2023: $49 million, Q1 2023: $24 million, Q3 2022: $23 million, Q2 2022: $26 million, Q1 2022: $33 million, reported in the Corporate segment;

ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q3 2023: $38 million, Q2 2023: $18 million, Q1 2023: $21 million, Q3 2022: $11 million, Q2 2022: $8 million, Q1 2022: $37 million, reported in the Corporate segment;

iii.

Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction – Q3 2023: $227 million, Q2 2023: $227 million, Q1 2023: $127 million, Q3 2022: $29 million, reported in the U.S. Retail and Wholesale Banking segments;

iv.	Payment related to the termination of the First Horizon transaction – Q3 2023: $306 million, reported in the Corporate segment; and
v.	Stanford litigation settlement – Q1 2023: $1,603 million, reported in the Corporate segment.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q3 2023: $30 million, Q2 2023: $30 million, Q1 2023: $30 million, Q3 2022: $35 million, Q2 2022: $34 million, Q1 2022: $34 million; and
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2023: $16 million, Q2 2023: $12 million, Q1 2023: $13 million, Q3 2022: $12 million, Q2 2022: $12 million, Q1 2022: $13 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[6]

Before the termination of the merger agreement, the impact of the strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction included the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q3 2023: ($125) million, Q2 2023: ($263) million, Q1 2023: ($998) million, Q3 2022: ($721) million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q3 2023: $11 million, Q2 2023: $129 million, Q1 2023: $122 million, Q3 2022: $43 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q3 2023: $23 million, Q2 2023: $311 million, Q1 2023: $251 million. After the termination of the merger agreement, the impact of the strategy is reversed through net interest income – Q3 2023: ($63) million.

[7]	CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Basic earnings per share – reported	$1.57	$1.72	$1.76	$4.12	$5.86

Adjustments for items of note	0.42	0.22	0.33	2.05	0.33
Basic earnings per share – adjusted	$1.99	$1.94	$2.09	$6.17	$6.19

Diluted earnings per share – reported	$1.57	$1.72	$1.75	$4.11	$5.85

Adjustments for items of note	0.42	0.22	0.33	2.05	0.33
Diluted earnings per share – adjusted	$1.99	$1.94	$2.09	$6.16	$6.18

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Average common equity	$102,728	$102,686	$92,963	$101,753	$94,170
Net income available to common shareholders – reported	2,889	3,141	3,171	7,529	10,606

Items of note, net of income taxes	768	401	599	3,742	602

Net income available to common shareholders – adjusted	$3,657	$3,542	$3,770	$11,271	$11,208
Return on common equity – reported	11.2%	12.5%	13.5%	9.9%	15.1%
Return on common equity – adjusted	14.1	14.1	16.1	14.8	15.9

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Average common equity	$102,728	$102,686	$92,963	$101,753	$94,170
Average goodwill	18,018	17,835	16,704	17,788	16,583
Average imputed goodwill and intangibles on investments in Schwab	6,058	6,142	6,600	6,123	6,580
Average other acquired intangibles[1]	683	583	476	569	500

Average related deferred tax liabilities	(132)	(210)	(172)	(165)	(171)
Average tangible common equity	78,101	78,336	69,355	77,438	70,678
Net income available to common shareholders – reported	2,889	3,141	3,171	7,529	10,606

Amortization of acquired intangibles, net of income taxes	75	67	52	188	165
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	2,964	3,208	3,223	7,717	10,771

Other items of note, net of income taxes	693	334	547	3,554	437
Net income available to common shareholders – adjusted	$3,657	$3,542	$3,770	$11,271	$11,208
Return on tangible common equity	15.1%	16.8%	18.4%	13.3%	20.4%
Return on tangible common equity – adjusted	18.6	18.5	21.6	19.5	21.2

[1]	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s business operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent pre-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $40 million, compared with $40 million in the prior quarter and $41 million in the third quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$3,571	$3,377	$3,199	$10,487	$9,008

Non-interest income	999	1,027	1,061	3,076	3,124
Total revenue	4,570	4,404	4,260	13,563	12,132
Provision for (recovery of) credit losses – impaired	285	234	142	739	455

Provision for (recovery of) credit losses – performing	94	13	28	214	(193)
Total provision for (recovery of) credit losses	379	247	170	953	262
Non-interest expenses	1,895	1,903	1,807	5,661	5,255

Provision for (recovery of) income taxes	641	629	605	1,940	1,751
Net income	$1,655	$1,625	$1,678	$5,009	$4,864

Selected volumes and ratios
Return on common equity[1]	35.4%	37.4%	42.3%	37.5%	42.4%
Net interest margin (including on securitized assets)[2]	2.74	2.74	2.59	2.76	2.52

Efficiency ratio	41.5	43.2	42.4	41.7	43.3
Number of Canadian retail branches	1,060	1,060	1,060	1,060	1,060

Average number of full-time equivalent staff	29,172	28,797	28,944	28,925	28,324

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s third quarter 2023 MD&A for additional information about these metrics.

Quarterly comparison – Q3 2023 vs. Q3 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,655 million, a decrease of $23 million, or 1%, compared with the third quarter last year, reflecting higher PCL and non-interest expenses, partially offset by revenue growth. The annualized ROE for the quarter was 35.4%, compared with 42.3% in the third quarter last year.

Revenue for the quarter was $4,570 million, an increase of $310 million, or 7%, compared with the third quarter last year.

Net interest income was $3,571 million, an increase of $372 million, or 12%, compared with the third quarter last year, reflecting volume growth and higher margins. Average loan volumes increased $29 billion, or 6%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $6 billion, or 1%, reflecting 6% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.74%, an increase of 15 basis points (bps), primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income was $999 million, a decrease of $62 million, or 6%, compared with the third quarter last year, primarily reflecting a prior years’ adjustment.

PCL was $379 million, an increase of $209 million, compared with the third quarter last year. PCL – impaired for the quarter was $285 million, an increase of $143 million, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $94 million, an increase of $66 million. The provisions this quarter were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 15 bps compared with the third quarter last year.

Non-interest expenses for the quarter were $1,895 million, an increase of $88 million, or 5%, compared with the third quarter last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses.

The efficiency ratio for the quarter was 41.5%, compared with 42.4% in the third quarter last year.

Quarterly comparison – Q3 2023 vs. Q2 2023

Canadian Personal and Commercial Banking net income for the quarter was $1,655 million, an increase of $30 million, or 2%, compared with the prior quarter, reflecting higher revenue, partially offset by higher PCL. The annualized ROE for the quarter was 35.4%, compared with 37.4%, in the prior quarter.

Revenue increased $166 million, or 4%, compared with the prior quarter. Net interest income increased $194 million, or 6%, largely reflecting the effect of more days in the third quarter and volume growth. Average loan volumes increased $12 billion, or 2%, reflecting 2% growth in both personal loans and business loans. Average deposit volumes increased $2 billion, or 1%, reflecting 1% growth in both personal deposits and business deposits. Net interest margin was 2.74%, flat to the prior quarter.

Non-interest income decreased $28 million, or 3%, compared with the prior quarter, primarily reflecting a prior years’ adjustment.

PCL increased by $132 million compared with the prior quarter. PCL – impaired increased by $51 million, or 22%, largely recorded in the commercial lending portfolios, primarily reflecting a few impairments across various industries. PCL – performing was $94 million, an increase of $81 million. The provisions this

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 10

quarter were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 9 bps.

Non-interest expenses decreased $8 million, relatively flat compared with the prior quarter.

The efficiency ratio was 41.5%, compared with 43.2%, in the prior quarter.

Year-to-date comparison – Q3 2023 vs. Q3 2022

Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2023, was $5,009 million, an increase of $145 million, or 3%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the period was 37.5%, compared with 42.4%, in the same period last year.

Revenue for the period was $13,563 million, an increase of $1,431 million, or 12%, compared with the same period last year. Net interest income was $10,487 million, an increase of $1,479 million, or 16% compared with the same period last year, reflecting higher margins and volume growth. Average loan volumes increased $32 billion, or 7%, reflecting 5% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $10 billion, or 2%, reflecting 7% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.76%, an increase of 24 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income was $3,076 million, a decrease of $48 million, or 2%, compared with the same period last year, primarily reflecting a prior years’ adjustment.

PCL was $953 million, an increase of $691 million, compared with the same period last year. PCL – impaired was $739 million, an increase of $284 million, or 62%, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $214 million, compared with a recovery of $193 million in the prior year. This year’s provisions were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.24%, an increase of 17 bps.

Non-interest expenses were $5,661 million, an increase of $406 million, or 8%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses, and higher non-credit provisions.

The efficiency ratio was 41.7%, compared with 43.3%, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 11

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$2,879	$3,034	$2,453	$9,082	$6,647
Non-interest income – reported	648	558	648	1,802	2,183

Non-interest income – adjusted[1,2]	648	558	648	1,802	1,959
Total revenue – reported	3,527	3,592	3,101	10,884	8,830
Total revenue – adjusted[1]	3,527	3,592	3,101	10,884	8,606
Provision for (recovery of) credit losses – impaired	259	186	135	657	356

Provision for (recovery of) credit losses – performing	(10)	4	(28)	(18)	(246)
Total provision for (recovery of) credit losses	249	190	107	639	110
Non-interest expenses – reported	2,004	2,050	1,715	6,125	4,944
Non-interest expenses – adjusted[1,3]	1,920	1,896	1,686	5,781	4,915
Provision for (recovery of) income taxes – reported	151	190	126	547	460

Provision for (recovery of) income taxes – adjusted[1]	172	228	133	632	412
U.S. Retail Bank net income – reported	1,123	1,162	1,153	3,573	3,316
U.S. Retail Bank net income – adjusted[1]	1,186	1,278	1,175	3,832	3,169

Share of net income from investment in Schwab[4,5]	191	250	289	742	765
Net income – reported	$1,314	$1,412	$1,442	$4,315	$4,081
Net income – adjusted[1]	1,377	1,528	1,464	4,574	3,934

U.S. Dollars
Net interest income	$2,157	$2,241	$1,905	$6,747	$5,217
Non-interest income – reported	485	413	504	1,340	1,716

Non-interest income – adjusted[1,2]	485	413	504	1,340	1,539
Total revenue – reported	2,642	2,654	2,409	8,087	6,933
Total revenue – adjusted[1]	2,642	2,654	2,409	8,087	6,756
Provision for (recovery of) credit losses – impaired	193	137	105	488	279

Provision for (recovery of) credit losses – performing	(8)	3	(22)	(14)	(194)
Total provision for (recovery of) credit losses	185	140	83	474	85
Non-interest expenses – reported	1,502	1,514	1,332	4,551	3,882
Non-interest expenses – adjusted[1,3]	1,439	1,401	1,310	4,297	3,860
Provision for (recovery of) income taxes – reported	113	141	98	406	362

Provision for (recovery of) income taxes – adjusted[1]	128	169	103	468	323
U.S. Retail Bank net income – reported	842	859	896	2,656	2,604
U.S. Retail Bank net income – adjusted[1]	890	944	913	2,848	2,488

Share of net income from investment in Schwab[4,5]	142	185	226	549	603
Net income – reported	$984	$1,044	$1,122	$3,205	$3,207
Net income – adjusted[1]	1,032	1,129	1,139	3,397	3,091

Selected volumes and ratios
Return on common equity – reported[6]	12.7%	14.1%	14.8%	14.1%	13.9%
Return on common equity – adjusted[1,6]	13.3	15.3	15.0	15.0	13.4
Net interest margin[1,7]	3.00	3.25	2.62	3.18	2.35
Efficiency ratio – reported	56.9	57.0	55.3	56.3	56.0

Efficiency ratio – adjusted[1]	54.5	52.8	54.4	53.1	57.1
Assets under administration (billions of U.S. dollars)[8]	$36	$36	$32	$36	$32

Assets under management (billions of U.S. dollars)[8]	37	35	36	37	36
Number of U.S. retail stores	1,171	1,164	1,158	1,171	1,158

Average number of full-time equivalent staff	28,485	28,510	25,968	28,227	25,419

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	Adjusted non-interest income excludes an insurance recovery related to litigation – Q2 2022: $224 million (US$177 million) or $169 million (US$133 million) after-tax.
[3]

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the terminated First Horizon transaction including winddown costs – Q3 2023: $84 million or US$63 million ($63 million or US$48 million after-tax); Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax); Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax); Q3 2022: $29 million or US$22 million ($22 million or US$17 million after-tax).

[4]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements for further details.
[5]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[6]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in the prior year.
[7]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

[8]	For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2023 MD&A.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 12

Quarterly comparison – Q3 2023 vs. Q3 2022

U.S. Retail reported net income for the quarter was $1,314 million (US$984 million), a decrease of $128 million (US$138 million), or 9% (12% in U.S. dollars), compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,377 million (US$1,032 million), a decrease of $87 million (US$107 million), or 6% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 12.7% and 13.3%, respectively, compared with 14.8% and 15.0%, respectively, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $191 million (US$142 million), a decrease of $98 million (US$84 million), or 34% (37% in U.S. dollars), reflecting lower net interest income, lower bank deposit fees and trading revenue, and higher expenses, partially offset by an increase in asset management fees.

U.S. Retail Bank reported net income was $1,123 million (US$842 million), a decrease of $30 million (US$54 million), or 3% (6% in U.S. dollars), compared with the third quarter last year, primarily reflecting higher non-interest expenses including acquisition and integration-related charges for the terminated First Horizon transaction and higher PCL, partially offset by higher revenue. U.S. Retail Bank adjusted net income was $1,186 million (US$890 million), an increase of $11 million, or 1% (a decrease of US$23 million or 3%), compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and higher PCL.

Revenue for the quarter was US$2,642 million, an increase of US$233 million, or 10%, compared with the third quarter last year. Net interest income of US$2,157 million, increased US$252 million, or 13%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margins on loans. Net interest margin of 3.00%, increased 38 bps, as higher margins on deposits reflecting the rising rate environment was partially offset by lower margins on loans. Non-interest income of US$485 million decreased US$19 million, or 4%, compared with the third quarter last year, primarily reflecting lower overdraft fees, partially offset by fee income growth from increased customer activity.

Average loan volumes increased US$17 billion, or 10%, compared with the third quarter last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 9%, reflecting good originations from new customer growth and slower payment rates, partially offset by a decline in Paycheck Protection Program (PPP) loan volumes. Average deposit volumes decreased US$54 billion, or 14%, reflecting a 5% decrease in personal deposit volumes, a 6% decrease in business deposits, and a 28% decrease in sweep deposits.

Assets under administration (AUA) were US$36 billion as at July 31, 2023, an increase of US$4 billion, or 13%, compared with the third quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$37 billion as at July 31, 2023, an increase of US$1 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by net asset outflows.

PCL for the quarter was US$185 million, an increase of US$102 million compared with the third quarter last year. PCL – impaired was US$193 million, an increase of US$88 million, or 84%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$8 million, compared with a recovery of US$22 million in the third quarter last year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.41%, an increase of 21 bps, compared with the third quarter last year.

Reported non-interest expenses for the quarter were US$1,502 million, an increase of US$170 million, or 13%, compared with the third quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the terminated First Horizon transaction, and higher investments in the business. On an adjusted basis, non-interest expenses increased US$129 million, or 10%.

The reported and adjusted efficiency ratios for the quarter were 56.9% and 54.5%, respectively, compared with 55.3% and 54.4%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2023 vs. Q2 2023

U.S. Retail reported net income of $1,314 million (US$984 million), decreased $98 million (US$60 million), or 7% (6% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,377 million (US$1,032 million), a decrease of $151 million (US$97 million), or 10% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 12.7% and 13.3%, respectively, compared with 14.1% and 15.3%, respectively, in the prior quarter.

The contribution from Schwab of $191 million (US$142 million) decreased $59 million (US$43 million), or 24% (23% in U.S. dollars), reflecting lower net interest income and lower trading revenue, partially offset by an increase in asset management and bank deposit account fees and lower expenses.

U.S. Retail Bank reported net income was $1,123 million (US$842 million), a decrease of $39 million (US$17 million), or 3% (2% in U.S. dollars), compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses including acquisition and integration-related charges for the terminated First Horizon transaction. U.S. Retail Bank adjusted net income was $1,186 million (US$890 million), a decrease of $92 million (US$54 million), or 7% (6% in U.S. dollars), reflecting lower revenue, higher PCL, and higher non-interest expenses.

Revenue decreased US$12 million, relatively flat compared with the prior quarter. Net interest income of US$2,157 million decreased US$84 million, or 4%, primarily reflecting lower deposit margins as a result of higher deposit costs and lower deposit volumes. Net interest margin of 3.00% decreased 25 bps quarter over quarter due to lower margins on deposits reflecting higher deposit costs and deposit mix shift. Non-interest income of US$485 million increased US$72 million, or 17%, primarily reflecting fee income growth from increased customer activity and losses from the disposition of certain investments in the prior quarter.

Average loan volumes increased US$4 billion, or 2%, compared with the prior quarter. Personal loans increased 3%, reflecting good originations and slower payment rates across portfolios. Business loans increased 2%, reflecting good originations from new customer growth and slower payment rates. Average deposit volumes decreased US$11 billion, or 3%, compared with the prior quarter, reflecting a 2% decrease in personal deposit volumes, a 1% decrease in business deposits, and a 6% decrease in sweep deposits.

AUA were US$36 billion, flat compared with the prior quarter. AUM were US$37 billion, an increase of US$2 billion, or 6%, compared with the prior quarter, reflecting market appreciation, partially offset by net asset outflows.

PCL increased by US$45 million compared with the prior quarter. PCL – impaired increased US$56 million, or 41%, primarily reflecting a few impairments across various industries. PCL – performing was a recovery of US$8 million, compared with a build of US$3 million in the prior quarter. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.41%, an increase of 8 bps.

Reported non-interest expenses for the quarter were US$1,502 million, a decrease of US$12 million, or 1%, compared to the prior quarter, reflecting lower acquisition and integration-related charges for the terminated First Horizon transaction, partially offset by higher employee-related expenses and investments in the business. On an adjusted basis, non-interest expenses increased US$38 million, or 3%.

The reported and adjusted efficiency ratios for the quarter were 56.9% and 54.5%, respectively, compared with 57.0% and 52.8%, respectively, in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 13

Year-to-date comparison – Q3 2023 vs. Q3 2022

U.S. Retail reported net income for the nine months ended July 31, 2023 was $4,315 million (US$3,205 million), an increase of $234 million, or 6% (a decrease of US$2 million, relatively flat), compared with the same period last year. On an adjusted basis, net income for the period was $4,574 million (US$3,397 million), an increase of $640 million (US$306 million), or 16% (10% in U.S. dollars). The reported and adjusted annualized ROE for the period were 14.1% and 15.0%, respectively, compared with 13.9% and 13.4%, respectively, in the same period last year.

The contribution from Schwab of $742 million (US$549 million), decreased $23 million (US$54 million), or 3% (9% in U.S. dollars), reflecting lower trading revenue and bank deposit account fees as well as higher expenses, partially offset by higher net interest income and asset management fees.

U.S. Retail Bank reported net income for the period was US$2,656 million, an increase of US$52 million, or 2%, compared with the same period last year, reflecting higher revenue, largely offset by non-interest expenses including acquisition and integration-related charges for the terminated First Horizon transaction and higher PCL. U.S. Retail Bank adjusted net income was US$2,848 million, an increase of US$360 million, or 14%.

Reported revenue for the period was US$8,087 million, an increase of US$1,154 million, or 17%, compared with the same period last year. On an adjusted basis, revenue increased US$1,331 million, or 20%. Net interest income increased US$1,530 million, or 29%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margins on loans. Net interest margin was 3.18%, an increase of 83 bps, as higher margins on deposits reflecting the rising rate environment was partially offset by lower margins on loans. Reported non-interest income decreased US$376 million, or 22%, primarily reflecting lower overdraft fees and an insurance recovery related to litigation in the prior period. On an adjusted basis, non-interest income decreased US$199 million, or 13%, primarily due to lower overdraft fees.

Average loan volumes increased US$16 billion, or 10%, compared with the same period last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 8%, reflecting good originations from new customer growth and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 10%. Average deposit volumes decreased US$41 billion, or 11%, reflecting a 3% decrease in personal deposit volumes, a 5% decrease in business deposits, and a 22% decrease in sweep deposits.

PCL was US$474 million, an increase of US$389 million compared with the same period last year. PCL – impaired was US$488 million, an increase of US$209 million, or 75%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$14 million, compared with a recovery of US$194 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.36%, an increase of 29 bps.

Reported non-interest expenses for the period were US$4,551 million, an increase of US$669 million, or 17%, compared with the same period last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the terminated First Horizon transaction, and higher investments in the business. On an adjusted basis, non-interest expenses increased US$437 million, or 11%.

The reported and adjusted efficiency ratios for the quarter were 56.3% and 53.1%, respectively, compared with 56.0% and 57.1%, respectively, for the same period last year.

TABLE 9:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$256	$258	$249	$795	$673

Non-interest income	2,523	2,477	2,511	7,621	7,556
Total revenue	2,779	2,735	2,760	8,416	8,229
Provision for (recovery of) credit losses – impaired	–	1	–	1	–

Provision for (recovery of) credit losses – performing	–	–	–	–	1
Total provision for (recovery of) credit losses	–	1	–	1	1
Insurance claims and related expenses	923	804	829	2,703	2,177
Non-interest expenses	1,170	1,166	1,150	3,518	3,503

Provision for (recovery of) income taxes	182	201	206	577	669
Net income	$504	$563	$575	$1,617	$1,879

Selected volumes and ratios
Return on common equity[1]	35.3%	42.6%	44.6%	39.6%	49.2%

Efficiency ratio	42.1	42.6	41.7	41.8	42.6
Assets under administration (billions of Canadian dollars)[2]	$559	$549	$526	$559	$526

Assets under management (billions of Canadian dollars)	421	422	408	421	408

Average number of full-time equivalent staff	15,892	16,345	16,092	16,175	15,576

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023, compared with 10.5% in the prior year.
[2]	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

Quarterly comparison – Q3 2023 vs. Q3 2022

Wealth Management and Insurance net income for the quarter was $504 million, a decrease of $71 million, or 12%, compared with the third quarter last year, reflecting higher insurance claims and related expenses. The annualized ROE for the quarter was 35.3%, compared with 44.6% in the third quarter last year.

Revenue for the quarter was $2,779 million, an increase of $19 million, or 1%, compared with the third quarter last year. Non-interest income was $2,523 million, an increase of $12 million, relatively flat, reflecting higher volumes in the insurance business and higher fee-based revenue in the wealth management business, offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction revenue in the wealth management business. Net interest income was $256 million, an increase of $7 million, or 3%, compared with the third quarter last year, reflecting higher investment income in the insurance business.

AUA were $559 billion as at July 31, 2023, an increase of $33 billion, or 6%, compared with the third quarter last year, reflecting market appreciation and net asset growth. AUM were $421 billion as at July 31, 2023, an increase of $13 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by mutual fund redemptions.

Insurance claims and related expenses for the quarter were $923 million, an increase of $94 million, or 11%, compared with the third quarter last year, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses for the quarter were $1,170 million, an increase of $20 million, or 2%, compared with the third quarter last year, reflecting higher spend supporting business growth including technology costs and employee-related expenses.

The efficiency ratio for the quarter was 42.1%, compared with 41.7% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 14

Quarterly comparison – Q3 2023 vs. Q2 2023

Wealth Management and Insurance net income for the quarter was $504 million, a decrease of $59 million, or 10%, compared with the prior quarter, reflecting higher insurance claims and related expenses. The annualized ROE for the quarter was 35.3%, compared with 42.6%, in the prior quarter.

Revenue increased $44 million, or 2%, compared with the prior quarter. Non-interest income increased $46 million, or 2%, reflecting higher volumes in the insurance business, and higher fee-based and transaction revenue in the wealth management business, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims. Net interest income decreased $2 million, or 1%.

AUA increased $10 billion, or 2%, compared with the prior quarter, reflecting market appreciation and net asset growth. AUM decreased $1 billion, relatively flat compared with the prior quarter.

Insurance claims and related expenses for the quarter increased $119 million, or 15%, compared with the prior quarter, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses increased $4 million, relatively flat compared with the prior quarter.

The efficiency ratio for the quarter was 42.1%, compared with 42.6% in the prior quarter.

Year-to-date comparison – Q3 2023 vs. Q3 2022

Wealth Management and Insurance net income for the nine months ended July 31, 2023, was $1,617 million, a decrease of $262 million, or 14%, compared with same period last year, primarily reflecting lower earnings in the wealth management business. The annualized ROE for the period was 39.6%, compared with 49.2%, in the same period last year.

Revenue for the period was $8,416 million, an increase of $187 million, or 2%, compared with same period last year. Net interest income increased $122 million, or 18%, primarily reflecting higher investment income in the insurance business. Non-interest income increased $65 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher volumes in the insurance business, partially offset by lower transaction and fee-based revenue in the wealth management business.

Insurance claims and related expenses were $2,703 million, an increase of $526 million, or 24%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income, more severe weather-related events, increased driving activity and claims severity.

Non-interest expenses were $3,518 million, an increase of $15 million, relatively flat compared with the same period last year.

The efficiency ratio for the period was 41.8%, compared with 42.6% for the same period last year.

TABLE 10:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income (TEB)	$270	$498	$786	$1,293	$2,254

Non-interest income	1,298	919	290	3,037	1,418
Total revenue	1,568	1,417	1,076	4,330	3,672
Provision for (recovery of) credit losses – impaired	10	5	–	16	(5)

Provision for (recovery of) credit losses – performing	15	7	25	53	16
Total provision for (recovery of) credit losses	25	12	25	69	11
Non-interest expenses – reported	1,247	1,189	691	3,319	2,231
Non-interest expenses – adjusted[1,2]	1,104	1,116	691	3,082	2,231
Provision for (recovery of) income taxes (TEB) – reported	24	66	89	189	366

Provision for (recovery of) income taxes (TEB) – adjusted[1]	62	76	89	242	366
Net income – reported	$272	$150	$271	$753	$1,064
Net income – adjusted[1]	377	213	271	937	1,064

Selected volumes and ratios
Trading-related revenue (TEB)[3]	$626	$482	$547	$1,770	$1,953
Average gross lending portfolio (billions of Canadian dollars)[4]	93.8	95.2	72.2	95.3	65.1
Return on common equity – reported[5]	7.4%	4.5%	8.9%	7.1%	12.6%
Return on common equity – adjusted[1,5]	10.3	6.4	8.9	8.9	12.6
Efficiency ratio – reported	79.5	83.9	64.2	76.7	60.8

Efficiency ratio – adjusted[1]	70.4	78.8	64.2	71.2	60.8

Average number of full-time equivalent staff	7,233	6,510	5,163	7,081	5,016

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q3 2023: $143 million ($105 million after-tax), Q2 2023: $73 million ($63 million after-tax), Q1 2023: $21 million ($16 million after-tax).

[3]

Includes net interest income TEB of $8 million (Q2 2023: $285 million, Q1 2023: $261 million, Q3 2022: $567 million, Q2 2022: $581 million, Q1 2022: $525 million), and trading income (loss) of $618 million (Q2 2023: $197 million, Q1 2023: $401 million, Q3 2022: ($20) million, Q2 2022: $99 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s third quarter of 2023 MD&A for additional information about this metric.

[4]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[5]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.

Quarterly comparison – Q3 2023 vs. Q3 2022

Wholesale Banking reported net income for the quarter was $272 million, relatively flat compared with the third quarter last year, reflecting higher non-interest expenses largely offset by higher revenues. On an adjusted basis, net income was $377 million, an increase of $106 million or 39%.

Revenue for the quarter, including TD Cowen, was $1,568 million, an increase of $492 million, or 46%, compared with the third quarter last year. Higher revenue primarily reflects higher equity commissions, underwriting fees, trading-related revenue, global transaction banking revenue, and markdowns in certain loan underwriting commitments in the prior year.

PCL for the quarter was $25 million, flat compared with the third quarter last year. PCL – impaired was $10 million, an increase of $10 million. PCL – performing was $15 million, a decrease of $10 million.

Reported non-interest expenses for the quarter, including TD Cowen, were $1,247 million, an increase of $556 million, or 80%, compared with the third quarter last year, primarily reflecting acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $1,104 million, an increase of $413 million, or 60%.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 15

Quarterly comparison – Q3 2023 vs. Q2 2023

Wholesale Banking reported net income for the quarter was $272 million, an increase of $122 million, or 81%, compared with the prior quarter, reflecting higher revenues, partially offset by higher non-interest expenses. On an adjusted basis, net income was $377 million, an increase of $164 million, or 77%.

Revenue for the quarter, including TD Cowen, increased $151 million, or 11%, compared with the prior quarter. Higher revenue primarily reflects higher trading-related revenue, underwriting fees, and equity commissions, partially offset by lower advisory fees.

PCL increased by $13 million compared with the prior quarter. PCL – impaired increased by $5 million. PCL – performing increased by $8 million.

Reported non-interest expenses for the quarter, including TD Cowen, increased $58 million, or 5%, compared with the prior quarter, primarily reflecting acquisition and integration-related costs. On an adjusted basis, non-interest expenses decreased $12 million or 1%.

Year-to-date comparison – Q3 2023 vs. Q3 2022

Wholesale Banking reported net income for the nine months ended July 31, 2023 was $753 million, a decrease of $311 million, or 29%, compared with the same period last year, reflecting higher non-interest expenses, partially offset by higher revenues. On an adjusted basis, net income was $937 million, a decrease of $127 million, or 12%.

Revenue for the period, including TD Cowen, was $4,330 million, an increase of $658 million, or 18%, compared with the same period last year. Higher revenue primarily reflects higher global transaction banking revenue, equity commissions, advisory fees, lending revenue, and markdowns in certain loan underwriting commitments in the same period last year, partially offset by lower trading-related revenue.

PCL was $69 million, an increase of $58 million compared with the same period last year. PCL – impaired was $16 million, compared with a recovery of $5 million in the same period last year. PCL – performing was $53 million, an increase of $37 million. The current year provisions largely reflect volume growth, updates to our economic forecasts, and credit migration.

Reported non-interest expenses, including TD Cowen, were $3,319 million, an increase of $1,088 million, or 49%, compared with the same period last year, primarily reflecting acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $3,082 million, an increase of $851 million or 38%.

TABLE 11:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Net income (loss) – reported	$(782)	$(399)	$(752)	$(3,798)	$(1,130)
Adjustments for items of note
Amortization of acquired intangibles	88	79	58	221	185
Acquisition and integration charges related to the Schwab transaction	54	30	23	118	93
Payment related to the termination of the First Horizon transaction	306	–	–	306	–
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction – before termination	114	134	678	1,124	678
– After termination of the merger agreement	63	–	–	63	–
Impact of retroactive tax legislation on payment card clearing services	57	–	–	57	–
Litigation settlement	–	39	–	1,642	–
Less: impact of income taxes
CRD and federal tax rate increase for fiscal 2022	–	–	–	(585)	–

Other items of note	82	60	182	817	207

Net income (loss) – adjusted[1]	$(182)	$(177)	$(175)	$(499)	$(381)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(333)	$(191)	$(196)	$(715)	$(525)

Other	151	14	21	216	144

Net income (loss) – adjusted[1]	$(182)	$(177)	$(175)	$(499)	$(381)

Selected volumes

Average number of full-time equivalent staff	23,486	22,656	20,950	22,686	19,385

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the third quarter of 2023 MD&A, which is incorporated by reference.

Quarterly comparison – Q3 2023 vs. Q3 2022

Corporate segment’s reported net loss for the quarter was $782 million, compared with a reported net loss of $752 million in the third quarter last year. The increase primarily reflects higher net corporate expenses reflecting litigation expenses during the quarter, partially offset by higher revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $175 million in the third quarter last year.

Quarterly comparison – Q3 2023 vs. Q2 2023

Corporate segment’s reported net loss for the quarter was $782 million, compared with a reported net loss of $399 million in the prior quarter. The increase primarily reflects the payment related to the termination of the First Horizon transaction and higher net corporate expenses reflecting litigation expenses during the quarter. Other items increased by $137 million, primarily reflecting higher revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $177 million in the prior quarter.

Year-to-date comparison – Q3 2023 vs. Q3 2022

Corporate segment’s reported net loss for the nine months ended July 31, 2023 was $3,798 million, compared with a reported net loss of $1,130 million in the same period last year. The increase primarily reflects the Stanford litigation settlement, the recognition of a provision for income taxes in connection with the Canada Recovery Dividend and increase in the Canadian federal tax rate for fiscal 2022, a higher net loss from mitigation of impact from interest rate volatility to closing capital on the First Horizon transaction in the current period and the payment related to the termination of the First Horizon transaction. The adjusted net loss for the nine months ended July 31, 2023 was $499 million compared with an adjusted net loss of $381 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

301-100 Adelaide Street West

Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 43006

Providence, RI 02940-3006

or

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

Email inquiries: web.queries@computershare.com

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 24, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on August 24, 2023 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on August 24, 2023, until 11:59 p.m. ET on September 8, 2023 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 18, 2024

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on July 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com

TD BANK GROUP • THIRD QUARTER 2023 • EARNINGS NEWS RELEASE	Page 17